EXHIBIT 99.4

Intellipharmaceutics Announces 2009 Eleven Month Period End Results

TORONTO, March 1, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a specialty pharmaceutical company focused on difficult-to-formulate drugs, today reported the results of operations for the eleven month period ended November 30, 2009. All comparative information is that of the predecessor company Intellipharmaceutics Ltd. ("IPC Ltd").   All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the eleven month period ended November 30, 2009 was $1.8 million, or $0.19 per common share, compared with a loss of $3.8 million, or $0.40 per common share for the twelve month period ended December 31, 2008. The decreased period-over-period loss is due to initiatives taken to lower operating expenses. This included a decrease in wages and benefits for both administrative and research and development staff as well as a reduction in overall staffing levels. The decreased loss is also due to the fact that the eleven month period ending November 30, 2009 is being compared to the twelve month period ending December 31, 2008.

At November 30, 2009, Intellipharmaceutics' cash totaled $8.0 million, compared with $0.9 million at December 31, 2008. Net cash used in operating activities for the eleven month period ended November 30, 2009 was offset by proceeds received from the October 2009 transaction with Vasogen Inc. and from advances from Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers.

Intellipharmaceutics anticipates its cash burn, excluding any potential proceeds from partnering initiatives, will be approximately $6.4 million during fiscal 2010.  Depending on the progress of these partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan. In addition, the Company expects to make payments in relation to costs associated with the Vasogen transaction and related party payables during the first half of 2010 in the amount of $2.0 million. These payments are anticipated to be offset by the receipt during the second half of 2010 of outstanding investment tax credits and other receivables in the amount of $2.0 million.

Corporate Update

  Intellipharmaceutics International Inc. was formed on October 22, 2009 following the approval of a plan of arrangement by shareholders of IntelliPharmaCeutics Ltd. and Vasogen Inc. The arrangement resulted in Intellipharmaceutics International Inc. acquiring substantially all of the assets of Vasogen, including approximately $7.5 million in gross proceeds from Vasogen's non-dilutive financing transaction with Cervus LP, in addition to assuming certain liabilities of Vasogen.

  On October 22, 2009, Intellipharmaceutics International Inc. became a publicly-listed company trading on the TSX and NASDAQ under the symbols "I" and "IPCI", respectively.

  The appointment of Graham Neil, CA, as Chief Financial Officer and Vice-President, Finance was announced on February 12, 2010. Mr. Neil is a Chartered Accountant with over 10 years of public company and healthcare industry experience. Most recently Mr. Neil served as CFO for a NASDAQ- and TSX-listed development-stage company. Prior to his public company experience, Mr. Neil served with KPMG.
Intellipharmaceutics' development milestones for 2010 include the following:

–           Potential conclusion of the ongoing litigation process and/or FDA approval of Focalin XR

–           File and have accepted for review by the  FDA, two additional ANDA applications

–           Establish at least one additional development/marketing alliance

–           Complete successful manufacturing of clinical batches of Rexista™

–           Complete Phase 1 studies using clinical batches of Rexista™

–           Schedule a pre-IND meeting with FDA to discuss Rexista™ clinical development plan

As previously announced, a conference call and live audio webcast will be conducted today at 10:00 a.m. Eastern Time. The webcast and accompanying slides can be accessed on the Investor Relations section at www.intellipharmaceutics.com. The conference call may be accessed by calling 914-495-8591 or 877-868-1827 up to ten minutes prior to the call. A re-broadcast of the webcast will be available on the Investor Relations section at www.intellipharmaceutics.com.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Several of these products are partnered.

Intellipharmaceutics' lead generic product under development is Dexmethylphenidate XR (dexmethylphenidate hydrochloride), a generic version of Focalin XR®, which is an extended-release capsule for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Intellipharmaceutics' lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain. Rexista™ is a unique dosage form designed to be resistant to the well-documented abuses associated with some currently marketed oxycodone products. This includes abuse by oral ingestion when these drugs are crushed or chewed, by nasal inhalation when crushed or powdered, and, by injection when combined with solvents. Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone had U.S. sales of approximately U.S. $2 billion.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management's Discussion and Analysis for the eleven month period ended November 30, 2009, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
as at November 30, 2009 and December 31, 2008
(Stated in U.S. dollars)
(unaudited)

	November 30,	December 31,
	2009	2008
	$	$

Assets
Current
Cash	8,014,492	902,213
Accounts receivable	5,427	22,326
Investment tax credits	1,840,044	871,784
Prepaid expenses and sundry assets	175,248	95,053
	10,035,211	1,891,376

Property and equipment, net	1,046,121	1,134,648
	11,081,332	3,026,024

Liabilities
Current
Accounts payable	1,323,368	328,477
Accrued liabilities	540,604	161,553
Employee cost payable	501,114	154,311

Current portion of capital lease obligations	35,595	32,285
Deferred revenue	--	497,149
Due to related parties	2,360,181	925,830
	4,760,862	2,099,605

Warrant liability	226,268	--
Capital lease obligations	12,862	39,305
Deferred revenue	1,449,326	1,470,189
	6,449,318	3,609,099

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,057 common shares	16,969	16,874
(December 31, 2008 - 5,997,751 special voting shares 3,329,965 common shares, with $0.01 par value)
Additional paid-in capital	18,263,340	10,482,120
Accumulated other comprehensive (loss) income	(341,844)	385,647
Deficit	(13,306,451)	(11,467,716)
	4,632,014	(583,075)

	11,081,332	3,026,024
Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the 11 month period ended November 30, 2009 and
years ended December 31, 2008 and 2007
(Stated in U.S. dollars)
(unaudited)
	2009	2008	2007
	(11 months)	(12 months)	(12 months)
	$	$	$

Revenue
Research and development	630,179	733,653	1,435,684
Other services	--	544,051	861,632
	630,179	1,277,704	2,297,316

Expenses
Cost of revenue	382,597	1,885,790	1,641,245
Research and development	1,554,859	419,187	483,050
Selling, general and administrative	975,197	1,365,461	1,137,780
Depreciation	344,768	574,851	399,160
	3,257,421	4,245,289	3,661,235

Loss before the undernoted	(2,627,242)	(2,967,585)	(1,363,919)
Fair value adjustment of warrants	286,983	--	--
Net foreign exchange gain (loss)	587,642	(817,407)	85,634
Interest income	1,822	95,282	91,985
Interest expense	(87,940)	(75,464)	(104,492)
Loss	(1,838,735)	(3,765,174)	(1,290,792)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(727,491)	417,743	73,523
Comprehensive loss	(2,566,226)	(3,347,431)	(1,217,269)

Loss per common share, basic and diluted	(0.19)	(0.40)	(0.14)

Weighted average number of common shares outstanding, basic and diluted	9,512,131	9,327,716	9,087,000
CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com